**Mail Room 4561**

November 22, 2006

J.P. Causey, Jr., Esq.
Executive Vice President, Secretary
  & General Counsel
Chesapeake Corporation
James Center II
1021 East Cary Street
Richmond, VA 23219

> **Re:** **Chesapeake Corporation**
> **Post-Effective Amendment No. 1 on Form S-3**
> **Filed September 29, 2006**
> **File No. 333-126059**
>
> **Form 10-K for the Fiscal Year Ended January 1, 2006**
> **Form 10-Q for the Quarter Ended April 2, 2006**
> **Form 10-Q for the Quarter Ended July 2, 2006**
> **File No. 1-03203**

Dear Mr. Causey:

We have reviewed your response to our letter dated October 26, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 1, 2006

General

1.      Please refer to comment 1 in our letter dated October 26, 2006.  We have reviewed your response and note on page 67 that the line item titled "Other income, net" on your statement of operations includes a line item titled "Other income" in the amounts of $5.8 million, $5.4 million and $4.0 million for the years ending January 1, 2006, January 2, 2005 and December 28, 2003, respectively.  Tell us what items are included in such amounts for each year presented and why you believe these items are properly classified within income from operations.

                                *       *       *       *       *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendments to expedite our review.   Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Direct any questions regarding the accounting comments to Patrick Gilmore at (202) 551-3406 or to Tom Ferraro, Senior Staff Accountant, at (202) 551-3225.  Direct all other questions to Rebekah Toton at (202) 551-3857 or Anne Nguyen Parker, Special Counsel, at (202) 551-3611.  If you need further assistance, you may contact me at (202) 551-3499 with any questions.

                                                Sincerely,


                                                Kathleen Collins
                                                Accounting Branch Chief


cc:     Via Facsimile (804) 788-8218
        Gary Thompson, Esq.
        Melvin E. Tull, III, Esq.
        Hunton & Williams
        Telephone: (804) 788-8200